Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92921

June 9, 2016

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Trovagene Inc.

Registration Statement on Form S-3
File No. 333-211705

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4 p.m., Eastern Daylight Time, on Monday, June 13, 2016, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROVAGENE, INC.

By:	/s/ William Welch
Name:	William Welch
Title:	Chief Executive Officer